RF INDUSTRIES, LTD.	For Immediate Release

RF Connector & Cable Assembly / RF Wireless

Investor Contact: Neil Berkman Associates (310) 826 – 5051 info@berkmanassociates.com	Company Contact: Howard Hill, President (858) 549-6340 rfi@rfindustries.com

RF Industries Reports Fourth Quarter
& Fiscal 2009 Results

SAN DIEGO, CA -- January 29, 2010 -- RF INDUSTRIES, LTD., (NASDAQ:RFIL) today announced results for the fourth quarter and fiscal year ended October 31, 2009.

Fourth Quarter Results

For the quarter ended October 31, 2009, sales were $3,811,000, compared to $4,693,000 in the fourth quarter last year.  Net income was $268,000, or $0.08 per diluted share, compared to $446,000, or $0.12 per diluted share, in the same quarter last year.

"This was the best quarter of fiscal 2009.  Although sales and earnings did not match record results in the fourth quarter of fiscal 2008, sales increased 16% compared to our recent third quarter.  In addition, our 50% gross margin for the quarter, as a percent of sales, was equivalent to the same margin achieved in record fourth quarter last year.  This strong margin enabled RFI to post fourth quarter operating income of $456,000, eclipsing our previous nine months' total operating income of only $450,000," said Howard Hill, President and CEO of RF Industries.

Fiscal 2009 Results

For the fiscal year ended October 31, 2009, sales were $14,213,000, compared to record sales of $17,695,000 in fiscal 2008.  Net income was $656,000, or $0.20 per diluted share, compared to net income of $1,559,000, or $0.42 per diluted share, for fiscal 2008.

"RFI achieved its seventeenth consecutive year of profitability, despite a sales decline of 20% in 2009 due to the recession and the industry-wide slowdown in wireless infrastructure spending.  Sales at the RF Connector and Cable Assembly segment, our most profitable business segment, declined only 13% to $12,154,000 from $13,936,000 in fiscal 2008.  The Bioconnect Medical Cabling & Interconnector Division was also profitable for the year, despite a sales decline of 19% to $1,324,000 from $1,638,000 in fiscal 2008.  The RF Wireless segment experienced the brunt of the slowdown in wireless capital goods spending and public safety agency wireless infrastructure spending, with fiscal 2009 sales of $736,000, down 65% from sales of $2,120,000 in fiscal 2008.

"We believe that the bulk of our engineering expenses for the introduction of new wireless products is now behind us.  These expenses were approximately $1,050,000 in both fiscal 2009 and fiscal 2008, nearly double fiscal 2007 expenses of only $571,000. In recent months, our RF Wireless businesses have experienced an increased level of inquiries for wireless systems and we are hopeful that a recovery in wireless infrastructure spending, in association with the imminent introduction of new, state-of-the-market advanced wireless products by the RF Wireless division, will lead to improved performance for this segment in fiscal 2010," said Hill.

(more)

7610 Miramar Road, San Diego, CA  92126-4202  ●  (858) 549-6340  ●  (800) 233-1728  ●  FAX (858) 549-6345
E-mail: rfi@rfindustries.com  ●  Internet: www.rfindustries.com

RF Industries Reports Fourth Quarter & Fiscal 2009 Results
January 28, 2010
Page Two

During fiscal 2009, RFI repurchased 385,000 common shares in private and public market transactions for a total of $1,613,000.  At the close of the fiscal 2009 fourth quarter, RFI held cash, cash equivalents and investments together totaling $7,703,000, compared to $7,925,000 at the close of fiscal 2008.  Working capital was $14,797,000, compared to $15,382,000 at the close of fiscal 2008, the current ratio is now 16 to 1, RFI has no long-term debt and stockholders' equity is $15,253,000, or $5.36 per share, compared to $16,122,000, or $5.00 per share at the close of fiscal 2008.

About RF Industries

RF Industries conducts operations through six related divisions.  The RF Connectors and Cable Assembly segment designs and distributes radio frequency (RF) coaxial connectors and cable assemblies used for Wi-Fi, PCS, radio, test instruments, computer networks and antenna devices.  This business segment includes Aviel Electronics, which provides custom microwave and RF Connector solutions to aerospace, OEM and Government agencies and Worswick, which provides coaxial connectors and cable assemblies primarily to retail and local multi-media and communications systems customers.  Bioconnect, constituting the Medical Cabling and Interconnector segment, designs, manufactures and distributes specialized electrical cabling and interconnect products to the medical monitoring market.  The RF Wireless segment includes Neulink, which designs and markets wireless digital data transmission products for industrial monitoring, wide area networks, GPS tracking and locations systems and RadioMobile, an OEM provider of end-to-end mobile wireless network solutions for public safety, emergency medical, transportation and industrial customers.

Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.

The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to future events, the occurrence of which involve risks and uncertainties, including, without limitation, increased competition, and other uncertainties detailed in the Company's Securities and Exchange Commission filings.  All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward- looking statements to reflect events or new information after the date of this release.

(tables attached)

RF INDUSTRIES, LTD.
CONDENSED STATEMENTS OF INCOME
(in thousands, except per share and share amounts)

	Three Months Ended		Year Ended
	October 31,		October 31,
	(unaudited)
	2009	2008	2009	2008

Net sales	$3,811	$4,693	$14,213	$17,695
Cost of sales	1,899	2,335	7,308	8,790

Gross profit	1,912	2,358	6,905	8,905

Operating expenses:
Engineering	244	275	1,050	1,051
Selling and general	1,212	1,299	4,738	5,341
Goodwill impairment	--	--	210	--

Total Operating expenses	1,456	1,574	5,998	6,392

Operating income	456	784	906	2,513

Interest income	44	80	194	259

Income before provision for income taxes	500	864	1,100	2,772

Provision for income taxes	232	418	444	1,213

Net income	$268	$446	$656	$1,559

Earnings per share:
Basic	$0.09	$0.13	$0.22	$0.47
Diluted	$0.08	$0.12	$0.20	$0.42

Weighted average shares outstanding
Basic	2,848,759	3,292,629	2,951,002	3,293,820
Diluted	3,160,091	3,700,931	3,248,904	3,715,490

Dividends paid	--	99	$95	$394

RF INDUSTRIES, LTD.
CONDENSED BALANCE SHEETS
(in thousands, except per share and share amounts)

	October 31,
	2009	2008
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,226	$1,061
Investments in available-for-sale securities	6,477	6,864
Trade accounts receivable, net	2,263	2,071
Inventories	4,985	5,950
Other current assets	341	217
Deferred tax assets	478	542

TOTAL CURRENT ASSETS	$15,770	$16,705

Property and equipment, net	566	566
Goodwill	137	347
Amortizable intangible assets, net	27	54
Note receivable from stockholder	67	67
Other assets	31	29

TOTAL ASSETS	$16,598	$17,768

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$225	$329
Accrued expenses	673	761
Income taxes payable	75	233

TOTAL CURRENT LIABILITIES	973	1,323

Deferred tax liabilities	51	106
Other long-term liabilities	321	217

TOTAL LIABILITIES	1,345	1,646

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Common stock - authorized 10,000,000 shares of $0.01 par
value; 2,848,313 and 3,226,264 shares issued and outstanding	28	32
Additional paid-in capital	6,502	6,412
Retained earnings	8,723	9,678

TOTAL STOCKHOLDERS' EQUITY	15,253	16,122

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$16,598	$17,768